Exhibit 99.1

VisionChina Media’s Directors and Executive Officers to Purchase Company Shares

BEIJING, November 7, 2008 — VisionChina Media Inc. (the “Company”) (Nasdaq: VISN), one of China’s largest out-of-home digital television advertising networks on mass transportation systems, today announced that a number of the Company’s directors and executive officers (the “Participants”) have adopted a plan to purchase shares of VisionChina Media in their respective personal accounts. The Participants include, among others, the Company’s chief executive officer, Limin Li, and chief financial officer, Dina Liu.

Under the plan, the Participants together may purchase up to an aggregate of US$2.0 million worth of the Company’s outstanding American depositary shares (“ADSs”) in their respective personal accounts. The purchases will be made from time to time on the open market at prevailing market prices or in block trades in compliance with the “safe harbor” of Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended. The timing and extent of any purchases will depend upon market conditions, the trading price of the ADSs and other factors. The Participants expect to implement this share purchase plan over the course of the next 12 months, effective immediately, in a manner consistent with market conditions and the interest of the shareholders. They will review the share purchase plan periodically, and may adjust its terms and size accordingly. The share purchase plan will be funded by cash commitments made by the Participants and will not have any impact on the Company’s cash balance.

Limin Li, chairman of the board of directors and chief executive officer of VisionChina Media, commented, “As the leading mobile digital television and advertising network operating on mass transportation in China, our ability to consistently deliver results for our advertisers truly sets us apart from our competitors. The compelling content and advertising we provide for enormous commuting populations in the cities where we operate positions us well for fast-paced and sustainable future growth. The executive officers and board members of the Company believe in our business model and the future of the company and feel the recent price level of the Company’s ADSs represents an attractive opportunity for personal investment.”

About VisionChina Media, Inc.

VisionChina Media Inc. (Nasdaq: VISN) operates an out-of-home advertising network on mass transportation systems, including buses and subways that reach over 26 million viewers each day in China, according to CTR Market Research. As of September 30, 2008, VisionChina’s advertising network included over 62,250 digital television displays on mass transportation systems in 17 of China’s economically prosperous cities, including Beijing, Guangzhou, Shanghai and Shenzhen. VisionChina Media has the ability to deliver real-time, location-specific broadcasting, including news, stock quotes, weather and traffic reports and other entertainment programming. For more information, please visit http://www.visionchina.cn.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 and its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor inquiries, please contact:

In China:

Investor Relations Department, VisionChina Media, Inc.

Tel: +86 (755) 8831-8683

Email: ir@visionchina.cn

Mrs. Helen F. Plummer

Ogilvy Financial, Beijing

Tel: +86 (10) 8520-3090

Email: helen.plummer@ogilvy.com

In the United States:

Ms. Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1 (646) 460-9989

E-mail: jessica.cohen@ogilvypr.com

For media inquiries, please contact:

Ms. Ceren Wende

Ogilvy Financial, Beijing

Tel: +86 (10) 8520 6514

Email: ceren.wende@ogilvy.com